[redacted]

14047397

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2014
DIVISION OF TRADING & MARKETS

A/B
3/13

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-16267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1200 Harbor Boulevard
(No. and Street)

Weehawken	New Jersey	07086
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lance Deal **201-352-2567**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/18/14

OATH OR AFFIRMATION

I, Lance Deal, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to UBS Financial Services Inc., as of December 31, 2013, is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $525,815 credits $1,007,285).

February 28, 2014

Lance W. Deal

Chief Financial Officer
Executive Director

Kathleen McCarthy
Notary Public
New Jersey
My Commission Expires 8-19-15

STATE OF NEW JERSEY

Sworn to before me this
28th day of February, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Comprehensive Income.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☒ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of - consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2013

Contents

EY
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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Financial Services Inc.

We have audited the accompanying consolidated statement of financial condition of UBS Financial Services Inc., (the "Company") as of December 31, 2013, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of UBS Financial Services Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2014

This page is intentionally left blank.

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2013
(Amounts in Thousands of Dollars)

Assets		
Cash and cash equivalents	$	682,077
Cash and securities segregated and on deposit for federal and other regulations		2,021,641
Financial instruments owned, at fair value		519,769
Securities purchased under agreements to resell		2,099,175
Securities borrowed		707,818
Receivables:		
Clients (net of allowance for doubtful accounts of $29,600)		3,882,542
Brokers, dealers and clearing organizations		1,114,552
Dividends and interest		17,156
Fees and other		202,874
Receivables from affiliated companies		61,107
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $951,973)		421,718
Goodwill and intangibles		594,134
Other assets		652,589
Total assets	$	12,977,152
Liabilities and stockholder's equity		
Financial instruments sold, not yet purchased, at fair value	$	69,111
Securities sold under agreements to repurchase		610,736
Securities loaned		465,841
Payables:		
Clients (including free credit balances of $2,703,265)		3,864,512
Brokers, dealers and clearing organizations		118,851
Dividends and interest		48,517
Accrued compensation and benefits		1,680,497
Payables to affiliated companies		1,261,910
Income taxes payable		5,874
Other liabilities and accrued expenses		954,156
		9,080,005
Long-term borrowings		80,000
Subordinated liabilities		1,742,000
Stockholder's equity		2,075,147
Total liabilities and stockholder's equity	$	12,977,152

See notes to consolidated statement of financial condition.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition

December 31, 2013
(Amounts in Thousands of Dollars)

1. Organization

UBS Financial Services Inc. ("UBSFSI" or the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company's business activities include securities and commodities brokerage, investment advisory and asset management services serving the investment, cash management, financial planning and borrowing needs of individual and institutional clients.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated. UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). The Company engages in material transactions with its affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain assets and liabilities, the outcome of litigation, the carrying amount of goodwill and other intangible assets, certain accruals and other matters that affect the reported amounts and disclosure of contingencies in the Company's consolidated statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with an original maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2013.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, certain payables, long-term borrowings and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurements" ("ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by FASB ASC 820, are used to measure fair value.

The Company's fair value structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the consolidated statement of financial condition. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the controllers. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against available market information. By benchmarking the business's fair value estimates with observable market prices or other independent sources, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the

2. Summary of Significant Accounting Policies (continued)

governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business' estimate of fair value to either align with independent market information or financial accounting standards.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the financial instrument, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the financial instrument and rely on management's own conclusions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

Non-purpose loans: Non-purpose loans are collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. In the absence of both direct sale quotes for the loans (Level 1 inputs) and sales of comparable loans (Level 2 inputs) and due to the uniqueness of these securities backed credit lines and the lack of liquidity in the market for these assets, the loans are categorized as Level 3 assets of the fair value hierarchy.

U.S. Government securities: U.S. Government securities are generally actively traded and are valued using quoted market prices. If market prices happen to not be available, these securities are valued against yield curves implied from similar issuances. These securities are generally categorized as Level 1 of the fair value hierarchy.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Equities: Exchange traded equity securities are traded on public stock exchanges where quoted prices are readily and regularly available and to the extent that these securities are actively traded, these are categorized as Level 1 of the fair value hierarchy; otherwise these are categorized as Level 2 of the fair value hierarchy.

Mutual funds: Mutual funds are valued using quoted market prices. These financial instruments are generally actively traded and categorized as Level 1 of the fair value hierarchy. Those which are not actively traded are generally categorized as Level 2 of the fair value hierarchy. Those for which significant inputs are not based on observable market data are categorized as Level 3 of the fair value hierarchy.

Corporate debt obligations: Corporate bonds are priced at market levels, which are based on recent trades or broker and dealer quotes. These are generally categorized as Level 2 of the fair value hierarchy.

State and municipal obligations: These securities are comprised of bonds issued by states and municipalities. These financial instruments are priced at market levels, which are based on recent trades or broker and dealer quotes and are included as Level 2 of the fair value hierarchy.

Certificates of deposit: These financial instruments have short-term maturities and carry interest rates that approximate market. These financial instruments are valued at amortized cost plus interest which approximate fair value and are generally categorized as Level 2 of the fair value hierarchy.

Mortgage-backed obligations: Mortgage-backed obligations represent agency mortgage pass-through pool securities and collateralized mortgage obligations. These securities are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities and are generally categorized as Level 2 of the fair value hierarchy.

2. Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. Government securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned or borrowed, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. The Company may net certain repurchase agreements and resale agreements when the requirements of FASB ASC 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. At December 31, 2013 the Company did not net any repurchase and resale agreements.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

2. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand-alone returns in other state and local jurisdictions. Federal, state, local and foreign taxes are provided for on a separate return basis.

In accordance with the provisions of FASB ASC 740, "Income Taxes" ("ASC 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

FASB ASC 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Tax Benefits Associated With Share-Based Compensation

FASB ASC 718, "Share-Based Payment", states that if, upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the consolidated statement of financial condition, the tax benefit associated with any excess deduction is considered a "windfall" and recognized in stockholder's equity as additional paid in capital ("APIC"). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. In the current year, the tax deduction related to share-based compensation is less than the cumulative compensation costs that the Company had recognized in the financial statements and accordingly, the deduction recorded was not limited.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized but is tested annually for impairment in accordance with FASB ASC 350 "Intangibles – Goodwill and Other". The Company initially performs a qualitative analysis to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this option, there is no requirement to calculate the fair value of a reporting unit unless it is determined, based on that qualitative assessment, that it is more-likely-than-not that the fair value is less than its carrying amount for a reporting unit. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment. The Company performed a qualitative analysis and determined that events and circumstances would not have a negative impact on the fair value of the reporting unit. There was no impairment indicated as of December 31, 2013.

Intangible assets consist of customer relationships arising from business combinations. Intangible assets are recorded at cost, which represents the fair value of the acquired intangible assets at the date of acquisition. The Company's intangible assets are amortized over 10 years. At December 31, 2013 the Company held $37,987 of intangible assets, net of accumulated amortization of $111,947. The Company tested intangible assets for impairment by assessing whether the carrying value of the definite life intangible exceed the fair value of the asset, based upon its future expected cash flows. There was no impairment indicated as of December 31, 2013.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Accounting Developments

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-11, Balance Sheet (ASC Topic 210), "Disclosures about Offsetting Assets and Liabilities" ("ASU No. 2011-11"). In January 2013, the FASB issued ASU No. 2013-01 (ASC Topic 210) "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" which clarifies the requirements of ASU 2011-11. This accounting guidance changes the disclosure requirements regarding the offsetting of assets and liabilities. It allows the users of the consolidated statement of financial condition to evaluate the effect or potential effect of netting arrangements on its financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. Required disclosures include the gross and net amounts of the assets and liabilities, as well as the amounts of offset, and those amounts subject to a master netting agreement that management chooses not to offset. This is effective for periods beginning on or after January 1, 2013. The Company adopted ASU No. 2011-11 as of January 1, 2013. See Note 10 for additional information.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles – Goodwill and Other (ASC Topic 350), "Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU No. 2012-02"). This accounting guidance gives a company the option to make a qualitative assessment about the likelihood that an indefinite-lived asset is impaired to determine whether it should perform a quantitative impairment test. It also enhances the consistency of impairment testing guidance among long-lived asset categories by permitting a company to assess qualitative factors to determine whether it is necessary to calculate the asset's fair value when testing an indefinite-lived asset for impairment, which is equivalent to the impairment testing requirement for other long-lived assets. These amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company adopted ASU No. 2012-02 as of January 1, 2013 and it did not have a material impact on the Company's consolidated statement of financial condition.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (ASC Topic 220) "Reporting of Amounts Reclassified Out of Other Comprehensive Income" ("ASU No. 2013-02"). This amendment requires a company to provide information about the amounts reclassified out of accumulated other comprehensive income ("OCI") by component. In addition, a company is required to present, either on the face of the statement of where net income is presented or in the notes, significant amounts reclassified out of accumulated OCI by the respective line items of

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

net income. This requirement is effective for fiscal years beginning after December 15, 2013 (and interim and annual periods thereafter). The Company is currently assessing the impact that ASU No. 2013-02 will have on the Company's consolidated statement of financial condition.

In July 2013, the FASB issued ASU No. 2013-11, Incomes Taxes (ASC Topic 740), "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryfoward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU No. 2013-11"). The amendments in this update provide explicit guidance on the financial statement presentation of unrecognized tax benefits to better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position. This requirement is effective for fiscal years beginning after December 15, 2013 (and interim and annual periods thereafter). The Company is currently assessing the impact that ASU No. 2013-11 will have on the Company's consolidated statement of financial condition.

3. Fair Value Measurement

Fair Value Hierarchy

At December 31, 2013, financial instruments recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Receivables from clients				
Non-purpose loans	$ –	$ –	$ 524,785	$ 524,785
Financial instruments owned				
U.S. Government securities	23,224	–	–	23,224
Equities	4,457	7,656	–	12,113
Mutual funds	93,468	–	25,771	119,239
Corporate debt obligations	–	71,075	–	71,075
State and municipal obligations	–	271,126	–	271,126
Certificates of deposit	–	5,883	–	5,883
Mortgage-backed securities	–	17,109	–	17,109
Total	$ 121,149	$ 372,849	$ 550,556	$ 1,044,554
Financial instruments sold, not yet purchased				
U.S. Government securities	$ 12,815	$ –	$ –	$ 12,815
Equities	2,337	47	–	2,384
Corporate debt obligations	–	49,637	–	49,637
State and municipal obligations	–	3,431	–	3,431
Mutual Funds	–	–	35	35
Certificates of deposit	–	677	–	677
Mortgage-backed securities	–	132	–	132
Total	$ 15,152	$ 53,924	$ 35	$ 69,111

(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

Financial instruments sold, not yet purchased, at fair value represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

During the year ended December 31, 2013, the Company did not have any transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy.

UBSFSIPR is the primary liquidity provider in the market for a number of closed-end mutual funds ("closed-end funds") invested in Puerto Rico municipal securities. These funds use leverage, which is currently provided through repurchase agreements between the funds and UBSFSIPR. During 2013, the Puerto Rico market experienced a downturn and liquidity issues became prevalent with the closed-end funds. The fair value of these funds is based on valuation techniques for which significant inputs are not based on observable market data which has precipitated a transfer of categorization of these closed-end funds to Level 3 in the fair value hierarchy.

In December 2013, UBSFSIPR acquired non-purpose loans collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. In the absence of both direct sale quotes for the loans (Level 1 inputs) and sales of comparable loans (Level 2 inputs) and due to the uniqueness of these securities backed credit lines and the lack of liquidity in the market for these assets, the non-purpose loans are treated as Level 3 assets and a discounted cash flow approach, along with market based assumptions, are utilized to determine the fair value.

3. Fair Value Measurement (continued)

The following table provides a reconciliation of the beginning and ending balances for the various classes of assets and liabilities measured at fair value using unobservable inputs – Level 3. All other assets and liabilities were transferred or purchased into Level 3 on December 31, 2013.

	Financial instruments owned Mutual Funds	Receivables from clients Non Purpose Loans	Financial instruments sold, not yet purchased Mutual Funds
Beginning balance	$ –	$ –	$ –
Purchases	–	531,006	–
Sales	–	–	–
Pay downs		(6,221)	
Transfers into Level 3	25,771	–	35
Transfers out of Level 3	–	–	–
Ending balance	$ 25,771	$ 524,785	$ 35

(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for financial instruments owned, at fair value, amounts receivable from customers, at fair value, and financial instruments sold, not yet purchased, at fair value, categorized as Level 3 of the fair value hierarchy at December 31, 2013. The range of values presented in the below table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Level 3 at Fair Value					
	Financial instruments owned	Receivables from clients	Financial instruments sold, not yet purchased	Valuation Technique(s)	Significant Unobservable Inputs / Sensitivity	Range of Input Values
Mutual funds	$ 25,771	$ –	$ 35	Market Comparables	Price	$0.95 – $7.87
Non-purpose loans	$ –	$ 524,785	$ –	Discounted Cash Flows	LE[1] Duration[2] DR[3] LAR[4]	0%-100% 0-18 Months 0%-97% 65%-80%

[1] LE - Loss Expectation; the assumed loss rate is based on consideration of ongoing sales practice, litigation, borrower's net worth, along with future dividends expected to be received on collateral holdings.[2] Duration - The ability of client to perform on a loan is negatively impacted by limited liquidity in the underlying investments.[3] DR - Discount Rate; reflection of the unsecured loan rate plus a basis point spread which is described in the client's credit line agreement.[4] LAR - Loan Advance Rate; amount of market value available to collateralize loan.

Fair Value of Collateral

In the normal course of business, the Company has margin securities and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the

(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

securities to others. At December 31, 2013, the Company obtained and had available securities with a fair value of approximately $8,304,612 on such terms, of which approximately $5,359,166 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

4. Cash and Securities Segregated and On Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the "Customer Protection Rule"). The Company also performs a separate computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in the Customer Protection Rule. At December 31, 2013, the Company included $138,610 in cash and $1,883,031 of qualified securities in cash and securities segregated and on deposit for federal and other regulations.

Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition is $165,725 in net liquidating equity segregated pursuant to Section 4d(a)(2) of the Commodity Exchange Act and Regulation 30.7 of the CFTC.

(Amounts in Thousands of Dollars)

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2013, consist of the following:

Receivables from brokers, dealers and clearing organizations:	
Securities failed to deliver	$ 45,508
Receivables from money market funds	846,049
Receivables related to commodities clearing activity	165,725
Receivables from clearing organizations	53,292
Other	3,978
Total	$ 1,114,552

Payables to brokers, dealers and clearing organizations:	
Securities failed to receive	$ 97,752
Other	21,099
Total	$ 118,851

6. Receivables from and Payables to Clients

Receivables from and payables to clients include amounts due on cash and margin transactions. Clients' securities and commodities transactions are recorded on a settlement date basis. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

(Amounts in Thousands of Dollars)

7. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2013, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Cash and cash equivalents	$ 133,406
Cash and securities segregated and on deposit for federal and other regulations	1,880,000
Securities purchased under agreements to resell	1,507,365
Securities borrowed	707,818
Receivables from brokers, dealers and clearing organizations	167,883
Receivables from affiliated companies	59,635
Liabilities	
Securities sold under agreements to repurchase	$ 110,708
Securities loaned	465,841
Payables to brokers, dealers and clearing organizations	1,600
Payables to affiliated companies	1,261,910
Long-term borrowings (Note 8)	80,000
Subordinated liabilities (Note 9)	1,742,000

In December 2013, the Company purchased a portfolio of non-purpose loans at fair value from UBS BUSA for $531,006. These loans are included in receivables from clients on the consolidated statement of financial condition. As December 31, 2013 the fair value of the loans was $524,785.

A substantial portion of the payable to affiliated companies represents amounts due to UBS AG Cayman Island Branch ("UBS Cayman") which facilitates the funding between the Company and its affiliates.

Service Level Agreements

UBSFSI has agreements with UBS AG, New York Branch (the "Branch"), UBS Securities LLC ("UBSS LLC") and other affiliated entities.

7. Related Party Transactions (continued)

Pursuant to service level arrangements, the Company receives services from and provides services to affiliates. The significant arrangements where the Company receives or provides such support services includes arrangements with UBS Bank USA ("UBS BUSA"), UBSS LLC, UBS AG Stamford Branch, UBSFSIPR, and the Branch. The Company provides administrative and other support services to UBS BUSA. The Company receives services from UBSS LLC, UBS AG, UBS BUSA, the Branch and other affiliates for operational support services and securities research services. The agreement with UBS AG Stamford Branch also pertains to administrative services, primarily for technology services, including personnel and facilities. Pursuant to agreements, UBSS LLC provides certain clearance and settlement functions for the Company, primarily with respect to US government and agency, futures, and commodity instruments.

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with UBSS LLC in order to facilitate client transactions and to meet its short-term financing needs. UBSS LLC also serves as counterparty to all resale and repurchase agreements whereby the Company has entered into equal and offsetting agreements with independent third parties.

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various non-cancelable operating lease agreements on the Company's behalf.

Interest on balances payable is primarily based on the London Interbank Offered Rate ("LIBOR").

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 14).

8. Long-Term Borrowings

At December 31, 2013, the Company has borrowed $80,000 from UBS Americas under terms of a secured promissory note (the "Note"). The Note is due on April 30, 2015, and bears interest from the closing date on the unpaid principal amount thereof at a rate per annum equal to the USD overnight LIBOR as posted daily by the British Bankers Association. The Note is classified as long-term borrowings, collateralized by certain assets of the Company totaling $163,964 (the "Collateral"). UBS Americas' sole recourse is limited to the Collateral and in accordance with

(Amounts in Thousands of Dollars)

8. Long-Term Borrowings (continued)

the Net Capital Rule as discussed in Note 13, $80,000 of such assets are included as allowable assets in the calculation of regulatory capital.

9. Subordinated Liabilities

At December 31, 2013, subordinated borrowings and total credit facilities outstanding with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/01/2015	$ 92,000	$ 2,000,000
Subordinated term loan	9/01/2016	600,000	600,000
Subordinated term loan	7/31/2016	200,000	200,000
Subordinated term loan	7/31/2016	400,000	400,000
Revolving subordinated loan	3/31/2018	450,000	450,000
		$ 1,742,000	$ 3,650,000

Loans bear interest either at a rate based upon USD overnight LIBOR as posted daily by the British Bankers Association or at a fixed rate.

These loans are subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities, and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, these loans may not be repaid unless first approved by FINRA and the National Futures Association.

10. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

10. Risk Management (continued)

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk – Value at Risk and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Operational Risk

Operational risk is the risk resulting from inadequate or failed internal processes, people and systems, or from external causes (e.g., deliberate, accidental or natural). Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to the Company's reputation and franchise, which have longer term financial consequences.

Managing operational risk is a core element of the Company's business activities. The Company's aim is to provide a framework supporting the identification and assessment of all material operational risk and potential concentrations in order to achieve an appropriate balance between risk and return, not to eliminate every source of operational risk.

10. Risk Management (continued)

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in written options, financial instruments sold, not yet purchased and commodities and financial futures. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2013 were settled without material adverse effect on the consolidated statement of financial condition, taken as a whole.

(Amounts in Thousands of Dollars)

10. Risk Management (continued)

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. Government and Commonwealth of Puerto Rico Government, and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2013, the market value of securities loaned to other brokers approximated the amounts due or collateral obtained.

UBSFSIPR has direct exposure to Puerto Rico municipal securities and closed-end funds arising from its secondary market activities, which was $45,600 at December 31, 2013. In addition, securities-backed lending facilities, including purpose and non-purpose loans, provided by UBSFSIPR to its customers and repurchase agreements with institutional clients are, in part, collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. This collateral is subject to lending value haircuts and daily margining. Our total lending exposure against Puerto Rico municipal securities and closed-end fund collateral at December 31, 2013 was $1,029,000. This collateral had a market value of $2,191,000 at December 31, 2013. For a significant number of these loans, UBSFSIPR has recourse to the borrower.

(Amounts in Thousands of Dollars)

10. Risk Management (continued)

The following table presents information regarding the offsetting of financial assets and financial liabilities:

	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts not offset in the Statement of Financial Condition: Financial Instruments	Collateral	Net Amount
Financial assets						
Securities borrowed	$ 707,818	$ –	$ 707,818	$ –	$ 707,818	$ –
Securities purchased under agreements to resell [1]	3,982,206	–	3,982,206	–	3,982,206	–
Financial liabilities						
Securities loaned	465,841	–	465,841	–	465,659	182
Securities sold under agreements to repurchase	610,736	–	610,736	–	610,736	–

[1] Balance includes $1,883,031 in securities purchased under agreements to resell that are segregated pursuant to the Customer Protection Rule and are included in cash and securities segregated and on deposit for federal and other regulations on the consolidated statement of financial condition.

11. Commitments and Contingencies

Leases

The Company leases office space and equipment under non-cancelable operating and capital lease agreements, which expire at various dates through 2028. A capital lease liability of $15,140 is included in other liabilities and accrued expenses in the consolidated statement of financial condition.

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

The aggregate minimum future payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

	Total Rent Payments	Total Sublease Receipts
2014	$ 183,889	$ 33,136
2015	166,589	28,213
2016	153,704	28,265
2017	131,436	23,731
2018	111,465	16,508
2019 and thereafter	464,424	17,113
	$ 1,211,507	$ 146,966

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes

11. Commitments and Contingencies (continued)

provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated. Such provision would be included in the other liabilities and accrued expenses on the consolidated statement of financial condition.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

The consolidated statement of financial condition reflects provisions with respect to certain matters described above in an amount that management believes to be appropriate under the applicable accounting standards. The future outcome in respect to these matters cannot be determined with certainty based on currently available information and accordingly, may ultimately prove to be substantially greater (or may be less) than the provisions recognized.

In addition to the matters mentioned below, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

Lehman Structured Products

From March 2007 through September 2008, the Company sold approximately $1,000,000 face amount of structured notes issued by Lehman Brothers Holdings Inc. ("Lehman"), a majority of which were referred to as "principal protection notes," reflecting the fact that while the notes' return was in some manner linked to market indices or other measures, some or all of the investor's principal was an unconditional obligation of Lehman as issuer of the notes. Based on

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

its role as an underwriter of Lehman structured notes, the Company was named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws.

In August 2013, the Company agreed to a proposed $120,000 settlement of the case, which was approved by the Court in December 2013. Previously, certain of the other underwriters defendants and the former officers and directors of Lehman reached separate settlements regarding the same case. The Company has also been named in numerous individual civil suits and customer arbitrations, a small number of which were pending at December 31, 2013. The individual customer claims relate primarily to whether the Company adequately disclosed the risks of these notes to its customers.

Puerto Rico Matters

In 2011, a purported shareholder derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico ("System") against over forty defendants, including UBSFSIPR and UBS Consulting Services of Puerto Rico (together, "UBSPR") and other consultants and underwriters, trustees of the System and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately three billion dollars of bonds by the System in 2008 and sought damages of over $800,000. UBSPR is named in connection with its underwriting and consulting services. In March 2013, the case was dismissed by the Puerto Rico court on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was overturned by the Puerto Rico Court of Appeals in September 2013. In February 2014, UBSPR's petition for appeal was denied by the Supreme Court of Puerto Rico, and UBSPR is filing motions for reconsideration.

Also, in October 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBSFSIPR executives following a hearing that took place in late 2012, finding no violations. The charges had stemmed from the SEC's investigation of UBSFSIPR's sale of closed-end funds in 2008 and 2009, which UBSFSIPR settled in May 2012.

Additionally, declines in Puerto Rico municipal bond and closed-end fund prices since August 2013 have led to multiple regulatory inquiries and customer complaints by clients in Puerto Rico who own those securities. A shareholder derivative action also was filed in February 2014 against the Company, UBSFSIPR, UBS Trust Company of Puerto Rico and

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

current and certain former closed-end fund directors, alleging hundreds of millions in losses in the funds. An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

The Company is not able to estimate the range of potential losses associated with the above issue.

At December 31, 2013 the Company is contingently liable under standby letters of credit issued by third party banks, totaling $22,027, which approximates fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2013, the Company had outstanding $167,519 of such standby letters of credit.

In the normal course of business, the Company and its subsidiary, UBSFSIPR, enters into when-issued transactions and underwriting commitments. Settlement of these transactions at December 31, 2013 did not have a material impact on the consolidated statement of financial condition, taken as a whole.

There are no material underwriting commitments at December 31, 2013.

12. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2013:

	UBSFSI per FOCUS (Unaudited)	Other Subsidiaries	Eliminations/ Other	UBSFSI Consolidated
Total assets	$ 12,146,609	$ 1,134,688	$ (304,145)	$ 12,977,152
Total stockholder's equity	$ 2,075,147	$ 289,417	$ (289,417)	$ 2,075,147

(Amounts in Thousands of Dollars)

12. Consolidated Subsidiaries (continued)

The Company prepares Part II of Form X-17A-5 using the flow-through method allowed pursuant to Appendix C of 17 CFR 240.15c3-1 ("the Net Capital Rule"). Accordingly, at December 31, 2013, the computation of net capital in accordance with the Net Capital Rule includes $161,382 of flow through capital of UBSFSIPR. See Note 13 Net Capital Requirements.

13. Net Capital Requirements

The Company is subject to the Net Capital Rule. The Company computes its net capital requirement under the alternative method. Under this method of computing capital requirements, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. The Company is also subject to the CFTC's minimum financial requirement set forth in Regulation 1.17 of the Commodity Exchange Act. The Company's net capital of $1,215,361 was 25.9% of its December 31, 2013 aggregate debit items and its net capital in excess of the minimum required was $1,121,217.

14. Equity Participation and Other Compensation Plans

UBS operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. UBS operates compensation plans on a mandatory, discretionary and voluntary basis.

Equity Ownership Plan ("EOP")

Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of EOP shares, notional shares or performance shares (i.e., notional shares which are subject to performance conditions).

EOP awards granted until 2012 generally vest in three equal increments over a three-year vesting period and awards granted since March 2013 generally vest in equal increments in years two and three. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment. 14. Equity Participation and Other Compensation Plans (continued)

(Amounts in Thousands of Dollars)

14. Equity Participation and Other Compensation Plans (continued)

Additionally, the Company offers EOP earned under Strategic Objective Awards when certain career or performance milestones are met by financial advisors.

Since 2011 (for the performance year 2010), risk-takers and senior management received performance shares under EOP. Prior to 2013 these performance shares only vest in full if certain performance targets are met (profitability). In 2011 and 2012, the performance conditions for such performance shares were based on profitability. Beginning in 2013, these performance conditions are based on UBS and its subsidiaries' ("UBS Group") return on tangible equity and the divisional return on attributed equity over the financial years during vesting.

Deferred Contingent Capital Plan ("DCCP")

The DCCP awards vest in full five years from the grant date and are forfeited if the phase-in Basel III Common Equity Tier 1 Ratio of UBS Group falls below 7%, if the Swiss Financial Market Supervisory Authority ("FINMA") determines that the DCCP awards need to be written down to prevent the insolvency, bankruptcy or failure of UBS, or if UBS has received a commitment of extraordinary support from the public sector that is necessary to prevent such insolvency, bankruptcy or failure. Interest on the awards is paid annually for performance years in which the firm generates an adjusted pre-tax profit. The awards are subject to standard forfeiture and harmful acts provisions, including voluntary termination of employment.

Incentive Performance Plan ("IPP")

In 2010, certain senior employees received part of their annual incentive in the form of performance shares granted under the IPP. Each performance share granted is a contingent right to receive between one and three shares of UBS at vesting, depending on the achievement of share price targets. The IPP awards vest after five years (i.e., in 2015) and are subject to continued employment. IPP was a one-time plan granted in 2010 only.

Equity Plus Plan

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase shares of UBS at market value and receive, at no additional cost, one free notional share of UBS for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary.

(Amounts in Thousands of Dollars)

14. Equity Participation and Other Compensation Plans (continued)

Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Equity Plus awards fully vest after three years.

Prior to 2010, instead of notional shares participants received two options over UBS shares for each share they purchased under this plan. The options had a strike price equal to the fair market value of a share of UBS on the grant date, a two-year vesting period and generally expired ten years from the grant date. The options are forfeitable in certain circumstances and are settled by delivering shares of UBS.

PartnerPlus Plan

The PartnerPlus Plan is a mandatory deferred cash compensation plan for certain eligible employees. Awards ("Company contributions") are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year, up to a percentage of their pay which are vested upon contribution. Awards earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter. Voluntary contributions can earn an above-market rate of interest during the initial four-year period and a market rate of interest thereafter or, along with vested Company contributions, can be benchmarked to various mutual funds when balances become vested.

Awards and all interest vest in 20% increments six to ten years following grant date. Awards and interest earned on both Company and voluntary contributions are forfeitable under certain circumstances.

Compensatory Loans

The Company and an affiliate have entered into various agreements with certain of the Company's financial advisors whereby these financial advisors receive a compensatory loan for recruiting and retention purposes. The outstanding amount of these loans issued by the Company at December 31, 2013 is $449,551, net of an allowance of $29,676. The net amount of these loans issued by the Company is included in other assets in the consolidated statement of financial condition. The outstanding amount of these loans issued by an affiliate at December 31, 2013 was $3,014,668. Additionally, the Company offers compensatory loans earned under Strategic Objective Awards when certain career or performance milestones are met by financial advisors.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans

Defined Benefit Pension Plan

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI (the "Plan"), which was frozen in 1998.

The following table shows the changes in the projected benefit obligation and fair value of Plan assets during 2013, as well as the underfunded status of the Plan which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2013:

Change in benefit obligation:	
Benefit obligation at January 1, 2013:	$ 1,072,690
Service cost	1,510
Interest cost	41,826
Actuarial gain	(67,669)
Settlements	(213,491)
Benefits paid	(48,968)
Projected benefit obligation at December 31, 2013	$ 785,898
Change in plan assets:	
Fair value of plan assets at January 1, 2013:	$ 796,438
Actual return on assets	53,777
Plan asset loss	(3,713)
Company contributions	25,267
Settlements	(213,491)
Benefits paid	(48,968)
Fair value of plan assets at December 31, 2013	609,310
December 31, 2013 status: underfunded	$ 176,588

The measurement date was December 31, 2013. The accumulated benefit obligation was $783,683 for the year ended December 31, 2013.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

For 2013, the benefit obligation and benefit cost for the Plan was determined using the following rates:

	Benefit Obligation	**Benefit Cost**
Discount rate	4.84%	4.13%
Average rate of compensation increase	3.50	4.00

The weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on Plan assets of 7.30% for 2013.

The prior service cost and actuarial loss that are included in accumulated other comprehensive loss is $0 and $367,269, respectively.

Investment Policies and Strategies

The equity allocation includes U.S. equities of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term fixed income and opportunistic investments in high yield and international fixed income. The Plan's long-term asset allocation target is 60% equity securities, 40% debt securities.

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption

A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on Plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

Contributions

The Company contributed $25,267 to the Plan. The future contributions to the Plan will be evaluated on a quarterly basis by the Company.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Defined Benefit Payments
2014	$ 49,958
2015	50,388
2016	50,807
2017	51,157
2018	51,770
Years 2019 – 2023	265,011

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Fair Value Measurement of Plan Assets

At December 31, 2013, the fair value of investments held by the Plan are as follows:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total	Weighted Average Total Asset Allocation
Cash	$ 6,400	$ –	$ –	$ 6,400	1.04%
Mutual/collective funds	–	370,684	–	370,684	60.62
Short-term investments	–	24,399	–	24,399	3.99
Government securities	–	118,151	–	118,151	19.32
Corporate debt securities	–	91,117	–	91,117	14.90
Venture capital and partnerships	–	–	783	783	0.13
	$ 6,400	$ 604,351	$ 783	$ 611,534	100.00%
Accrued income expense				1,097	
Pending purchases and sales				(3,321)	
Total net investments, at fair value				$ 609,310	

In the year ended December 31, 2013 there were no direct investments in UBS stock or debt included in the assets held by the Plan.

Following are the major categories of Plan assets and a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

15. Pension and Other Post-Employment Benefit Plans (continued)

Mutual/collective funds and short-term investments: Mutual/collective funds and short-term investments are priced at the net asset value of shares held by the Plan at year end using inputs that corroborate the net asset value with observable (i.e., ongoing redemption and/or subscription activity) market based data.

Government securities and corporate debt securities: Government securities and corporate debt securities are valued daily primarily using institutional bid evaluations. Bid evaluations are an estimated price at which a dealer would pay for a security. Corroborated indicative market observable data such as reported sales of similar securities, broker and dealer quotes, market information, including live trading levels are used when available to estimate the institutional bid evaluation. Government securities use the consensus and matrix pricing method. The inputs (quotes, spread and data points for yield curves) to these methods can be considered to be observable market based data. Corporate debt securities use the discounted cash flow method. The inputs (e.g., the issue's margin, the forward curve from the appropriate benchmark, and data points for yield scale) to these methods can be considered to be observable market based data.

Venture capital and partnerships: Venture capital and partnerships are investments valued at fair value using methods determined in good faith by General Partners of the funds. The valuation of non-public investments requires significant judgment by the General Partners. Various factors are reviewed and monitored to determine fair value of investments, including current operating performance and future expectations of the particular investment, discounted cash flow analysis, valuations of comparable public companies, comparable acquisition values and changes in market outlook and the third-party finance environment over time. When observable prices are not available for these securities, the General Partners use one or more valuation techniques (e.g., the market approach and/or income approach) for which sufficient and reliable data is available. Within Level 3, the use of market approach generally consists of using comparable market transactions or other data, while the use of income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and other risk factors.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value measurements:

	Venture Capital and Partnerships	Total Level 3 Investments
Beginning balance as of January 1, 2013	$ 917	$ 917
Gains (losses) (realized/unrealized)	191	191
Purchases, issuances, settlements	(325)	(325)
Ending balance as of December 31, 2013	783	783

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Post-Retirement Medical and Life Plans

The following table shows the changes in the benefit obligation of the plan during 2013, which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2013:

Change in benefit obligation:		
Benefit obligation at January 1, 2013:	$	21,272
Service cost		20
Interest cost		470
Actuarial gain		(1,899)
Amendment		(9,295)
Benefits paid		(1,053)
Accumulated benefit obligation at December 31, 2013	$	9,515

The Company does not currently fund this plan; benefits are paid as incurred. No assets have been segregated and restricted to provide for plan benefits.

The prior service cost and actuarial loss that are included in accumulated other comprehensive (gain)/ loss is $(8,769) and $4,443, respectively.

Amendment to Plan

In 2013, changes were announced to the plan in relation to the eligibility criteria and cost sharing. This credit reduced the defined benefit obligation by $9,295.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Expected Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Post-Retirement Medical/Life Benefit Payments
2014	$ 1,053
2015	1,272
2016	995
2017	757
2018	558
Years 2019 – 2023	2,642

The assumed health care cost trend rate used in determining post-retirement benefit expense is assumed to be 7% for 2014 and to decrease to an ultimate trend rate of 5% by 2018. A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

	1% Increase	1% Decrease
Effect on total service and interest cost	$ 2	$ (2)
Effect on postretirement benefit obligation	$ 51	$ (48)

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Other Benefit Plans

Employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined retirement contribution plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the consolidated statement of financial condition and are reflected with a reduction for a valuation allowance.

In accordance with FASB ASC 740, if it is more-likely-than-not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more-likely-than-not that a benefit will not be realized for certain of its federal, state, local and foreign deferred tax assets, and accordingly, a valuation allowance of $1,424,350 has been recorded. Since December 31, 2012, the valuation allowance decreased by $179,926.

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

The components of the Company's deferred tax assets and liabilities as of December 31, 2013 were as follows:

Deferred tax assets:	
Employee benefits	$ 895,135
Accelerated income and deferred deductions	108,388
Book over tax depreciation	103,454
Valuation of trading assets and investments	1,196
Net operating loss carryforwards	561,342
	1,669,515
Valuation allowance	(1,424,350)
Total deferred tax assets	245,165
Deferred tax liabilities:	
Accelerated deductions and deferred income	239,629
Valuation of trading liabilities and investments	5,166
Total deferred tax liabilities	244,795
Net deferred tax asset	$ 370

At December 31, 2013, the Company's net operating loss carryforwards for federal and state and local, and foreign income tax purposes will begin to expire in 2028, 2018, and 2023, respectively.

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

The effective tax rate for the Company differs from the statutory federal rate primarily due to the change in the valuation allowance on certain of the Company's federal, state, local and foreign deferred tax assets, changes in federal, state and local tax reserves and foreign taxes.

Undistributed earnings of UBSFSIPR amounted to $(75,693) for the year ended December 31, 2013. Should there be earnings in the future, those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. income taxes has been provided thereon. Upon distribution of such earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes. As of December 31, 2013, accumulated earnings of UBSFSIPR were $(56,199).

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Total
Total amounts of unrecognized tax benefits as of January 1, 2013	$ 7,038
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period	386
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	–
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period	193
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period	–
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(1,202)
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	–
Total amounts of unrecognized tax benefits as of December 31, 2013	$ 6,415

(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate equals $ 6,415. However, because the benefit would be partially offset by a corresponding increase in valuation allowance, the impact would be $1,929.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The total amount of interest and penalties recognized in income taxes payable on the consolidated statement of financial condition is $5,521.

The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2013, the consolidated group, of which the Company is a member, remains under examination by the Internal Revenue Service ("IRS") for tax years 2005 through 2011. There are various state and local jurisdictions currently under audit for tax years 2002 – 2011.

Although the Company remains under examination by the IRS for tax years 2005 through 2008, the Company considers the IRS examination to be effectively settled as of March 31, 2012.

In the next twelve months the Company believes that there will be no material changes to unrecognized tax benefits.

17. Subsequent Events

The Company has evaluated its subsequent event disclosure through February 28, 2014, the date that the Company's consolidated statement of financial condition is available to be issued, and has determined that there are no events that would have a material impact on the consolidated statement of financial condition.

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